Goodrich Petroleum Corporation
801 Louisiana St., Suite 700
Houston, Texas 77002
(713) 780-9494

July 29, 2020

Via EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E., Mail Stop 3561

Washington, D.C. 20549

Attention:	Laura Nicholson Lauren Nguyen

Re:	Request for Acceleration of Effectiveness of Registration Statement on Form S-3 (File No. 333-238286) of Goodrich Petroleum Corporation

Dear Ms. Nicholson and Ms. Nguyen:

On behalf of Goodrich Petroleum Corporation and pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, the undersigned hereby requests that the effective date of the above-referenced Registration Statement be accelerated to 4:00 p.m., Washington, D.C. time, on July 31, 2020, or as soon thereafter as practicable.

Thank you for your assistance with this matter. If you need any additional information, please contact Michael S. Telle of Vinson & Elkins L.L.P. at (713) 758-2350.

Very truly yours,

GOODRICH PETROLEUM CORPORATION

By:	/s/ Michael J. Killelea
Name:	Michael J. Killelea
Title:	Executive Vice President, General Counsel and Corporate Secretary